EXHIBIT I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2019 FINANCIAL RESULTS

Athens, Greece, October 31, 2019 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the third quarter ended September 30, 2019.

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving an aggregate repayment of debt in a principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019. Accordingly, we present our financial results for the three months ended September 30, 2019, as well as comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

We currently own a fleet of 11 vessels, consisting of ten Neo-Panamax container vessels and one drybulk vessel. For the third quarter 2018, our financial results from continuing operations include revenues, expenses and cash flows arising from, in addition to our current 11 vessels, the M/T Amore Mio II, which we sold and delivered on October 15, 2018. This tanker was not part of the Tanker Business that we spun off in the DSS Transaction.

All per unit data in this release have been retrospectively adjusted to reflect the impact of the one-for-seven reverse unit split we effected on March 27, 2019.

Overview of Third Quarter 2019 Results

Net income from continuing operations for the quarter ended September 30, 2019 was $3.4 million, compared with a net loss from continuing operations of $21.7 million (or net income from continuing operations of $7.1 million, excluding a non-cash impairment charge of $28.8 million in relation to the sale of the M/T Amore Mio II) for the third quarter of 2018. After taking into account the interest attributable to the general partner, net income from continuing operations per common unit for the quarter ended September 30, 2019 was $0.18, compared to a net loss from continuing operations per common unit of $1.33 for the third quarter of 2018.

Total revenue was $26.4 million for the quarter ended September 30, 2019, reflecting a decrease of 17% compared to $31.8 million during the third quarter of 2018. The decrease in revenue was mainly attributable to the decrease in the average number of vessels in our fleet following the disposal of the M/T Amore Mio II in October 2018 and to the off-hire period incurred by the M/V Agamemnon for the installation of exhaust gas cleaning systems (“scrubber”) and ballast water treatment systems, as well as passing of its special survey.

Total expenses for the quarter ended September 30, 2019 were $19.3 million, compared to $20.1 million in the third quarter of 2018 excluding the impairment charge incurred in connection to the sale of the M/T Amore Mio II. Voyage expenses for the quarter ended September 30, 2019 decreased to $0.7 million, compared to $2.8 million in the third quarter of 2018, mainly due to the period-on-period decrease in the number of days during which certain of our vessels were employed under voyage charters. Total vessel operating expenses during the quarter ended September 30, 2019 amounted to $9.8 million, compared to $7.6 million during the third quarter of 2018. The increase in operating expenses was mainly due to the passing of the special survey of the M/V Agamemnon and expenses incurred in connection with a settlement relating to an oil record book violation by shipboard staff of the M/V CMA CGM Amazon, partially offset by the decrease in the average number of vessels in our fleet. Total expenses for the quarter ended September 30, 2019 also include vessel depreciation and amortization of $7.3 million, compared to $8.4 million in the third quarter of 2018. The decrease in depreciation and amortization was mainly attributable to the decrease in the average number of vessels in our fleet. General and administrative expenses for the quarter ended September 30, 2019 amounted to $1.5 million as compared to $1.3 million in the third quarter of 2018.

Total other expense, net for the quarter ended September 30, 2019 was $3.7 million compared to $4.6 million for the third quarter of 2018. Total other expense, net includes interest expense and finance costs of $4.1 million for the quarter ended September 30, 2019, as compared to $4.7 million in the third quarter of 2018. The decrease in interest expense and finance costs was mainly attributable to the decrease in the average long-term debt outstanding during the period and the decrease in the LIBOR weighted average interest rate compared to the third quarter of 2018.

Capitalization of the Partnership

As of September 30, 2019, total cash, including $5.5 million of restricted cash under our 2017 credit facility, amounted to $64.2 million.

As of September 30, 2019, total partners’ capital amounted to $406.0 million, a decrease of $475.3 million compared to $881.3 million (including discontinued operations) as of December 31, 2018. The decrease was primarily due to the completion of the DSS Transaction, distributions declared and paid in the total amount of $22.9 million during the first nine months of 2019 and the total net loss of $128.1 million for the period (including an impairment charge of $149.6 million relating to the DSS Transaction).

As of September 30, 2019, the Partnership’s total debt was $270.1 million, reflecting a decrease of $175.8 million compared to $445.9 million (including discontinued operations) as of December 31, 2018. The decrease is attributable to the prepayment of our debt of $146.5 million in connection with the DSS Transaction and scheduled principal payments during the period.

Operating Surplus

Operating surplus from continuing operations for the quarter ended September 30, 2019 amounted to $12.7 million, compared to$16.9 million for the previous quarter ended June 30, 2019 and $17.3 million for the third quarter of 2018. For the quarter ended September 30, 2019, we allocated $7.7 million to the capital reserve in line with the previous quarter. Operating surplus after the quarterly allocation to the capital reserve was $5.0 million for the quarter ended September 30, 2019. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Fleet Employment Update

As previously announced, the M/V Agamemnon (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) commenced on September 17, 2019 its new long-term time charter with Mediterranean Shipping Co. S.A., after successfully completing the installation of a scrubber system and ballast water treatment system and passing of its special survey. The charter is set to expire at the earliest in February 2024.

As a result, the Partnership’s charter coverage for the remainder of 2019, 2020 and 2021 currently stands at 100%, 90% and 67%, respectively.

Quarterly Common Unit Cash Distribution

On October 22, 2019, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.315 per common unit for the third quarter of 2019 payable on November 8, 2019 to common unit holders of record on November 1, 2019.

Market Commentary

Neo-Panamax Container Market

The Neo-Panamax container charter market for 8,000+ TEU vessels remained tight over the quarter, as there is limited vessel availability for the remainder of the year. As a result, most vessels have been fixed in advance at increasing charter rates and longer periods.

Off-hire related to scrubber installation continues to underpin the charter market, as off-hire periods have so far exceeded in most cases the original forecasts due to shortage of dry-docking space, materials and manpower.

Analysts estimate that the idle fleet presently stands at around 3.3% of the total worldwide container fleet including vessels out of service for scrubber retrofits.

The container orderbook is estimated to be close to historic lows and as of the end of September 2019 stands at 9.8% of the total worldwide container fleet, down from 11% at the end of June 2019 and 11.7% at the end of June 2018.

Container demolition for the first nine months of the year is estimated at 153,919 TEU, compared to 45,060 TEU for the same period last year.

Full year demand growth projection has decreased to 2.4% and, for the first time this year, is expected to be outstripped by supply growth of 3.7%, before accounting for container vessel off-hire related to scrubber retrofits.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are pleased to have concluded the first scrubber retrofit on the M/V Agamemnon and to see the vessel subsequently deliver under its new long-term charter until 2024. The scrubber retrofit combined with passing of the special survey of the vessel and the associated off hire, as well as certain additional one-off expenses incurred this quarter have negatively affected our common unit coverage. While we expect the scrubber retrofits on at least six additional vessels over the coming months to generate additional volatility in our operating income and common unit coverage, we believe that once the retrofits have been completed, the Partnership will benefit in the long run from increased cash flow generation and visibility.

In the meantime, the Partnership’s strong balance sheet and cash position give us the opportunity to expand our asset base with a view to growing our long-term distributable cash flow.”

Conference Call and Webcast

Today, October 31, 2019, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 55 39962 (U.S. Toll Free Dial In), 0808 238 0669 (UK Toll Free Dial In) or +44 (0)2071 92 8592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until November 7, 2019 by dialing 1 866 331 1332 (U.S. Toll Free Dial In), 0808 238 0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten Neo-Panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, and market and charter rate expectations are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated

or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2019	2018	2019	2018
Revenues	26,439	31,784	80,673	89,317
Revenues – related party	—	—	—	701

Total revenues	26,439	31,784	80,673	90,018

Expenses:
Voyage expenses	726	2,828	1,852	8,291
Vessel operating expenses	8,790	6,505	19,929	20,535
Vessel operating expenses - related party	994	1,067	2,922	3,229
General and administrative expenses	1,499	1,339	3,486	4,525
Vessel depreciation and amortization	7,336	8,403	21,811	25,578
Impairment of vessel	—	28,805	—	28,805

Operating income / (loss)	7,094	(17,163)	30,673	(945)

Other income / (expense), net:
Interest expense and finance cost	(4,137)	(4,738)	(13,171)	(14,304)
Other income	403	182	1,123	693

Total other expense, net	(3,734)	(4,556)	(12,048)	(13,611)

Partnership’s net income / (loss) from continuing operations	3,360	(21,719)	18,625	(14,556)

Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	2,776	8,996	8,326
General Partner’s interest in Partnership’s net income / (loss) from continuing operations	63	(461)	181	(431)
Common unit holders’ interest in Partnership’s net income / (loss) from continuing operations	3,297	(24,034)	9,448	(22,451)

Partnership’s net income / (loss) from discontinued operations	34	(910)	(146,704)	1,214

Partnership’s net income / (loss)	3,394	(22,629)	(128,079)	(13,342)

Net income / (loss) from continuing operations per:
Common unit, basic and diluted	0.18	(1.33)	0.52	(1.24)
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241	18,178,100	18,100,241
Net (loss) / income from discontinued operations per:
Common unit, basic and diluted	—	(0.04)	(7.92)	0.07
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241	18,178,100	18,100,241
Net income/(loss) from operations per:
Common unit, basic and diluted	0.18	(1.37)	(7.40)	(1.17)
Weighted-average units outstanding:
Common units, basic and diluted	18,178,100	18,100,241	18,178,100	18,100,241

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2019	As of December 31, 2018
Assets
Current assets
Cash and cash equivalents	58,688	21,203
Trade accounts receivable, net	5,097	16,126
Prepayments and other assets	2,148	2,017
Inventories	1,345	1,516
Current assets from discontinued operations	—	23,698

Total current assets	67,278	64,560

Fixed assets
Vessels, net	568,652	586,100

Total fixed assets	568,652	586,100

Other non-current assets
Above market acquired charters	49,900	60,655
Deferred charges, net	968	—
Restricted cash	5,500	16,996
Prepayments and other assets	6,371	2,466
Non-current assets from discontinued operations	—	654,468

Total non-current assets	631,391	1,320,685

Total assets	698,669	1,385,245

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	29,759	37,479
Trade accounts payable	10,660	14,348
Due to related parties	3,956	17,742
Accrued liabilities	9,906	16,740
Deferred revenue, current	1,665	7,315
Current liabilities from discontinued operations	—	21,535

Total current liabilities	55,946	115,159

Long-term liabilities
Long-term debt, net	236,675	253,932
Deferred revenue	—	96
Long-term liabilities from discontinued operations	—	134,744

Total long-term liabilities	236,675	388,772

Total liabilities	292,621	503,931

Commitments and contingencies

Total ppartner’s’ capital	406,048	881,314

Total liabilities and partners’ capital	698,669	1,385,245

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2019	2018
Cash flows from operating activities of continuing operations:
Net income / (loss) from continuing operations	18,625	(14,556)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	21,811	25,578
Amortization of deferred financing costs	822	1,027
Amortization of above market acquired charters	10,755	10,755
Equity compensation expense	462	611
Impairment of vessel	—	28,805
Changes in operating assets and liabilities:	—
Trade accounts receivable, net	11,029	(9,604)
Prepayments and other assets	(1,040)	(1,062)
Inventories	171	600
Trade accounts payable	(7,385)	4,504
Due to related parties	(13,786)	6,127
Accrued liabilities	(7,426)	3,224
Deferred revenue	(5,746)	(7,920)

Net cash provided by operating activities of continuing operations	28,292	48,089

Cash flows from investing activities of continuing operations:
Vessel improvements	(3,653)	(372)
Proceeds from sale of vessel	—	28,862

Net cash (used in) / provided by investing activities of continuing operations	(3,653)	28,490

Cash flows from financing activities of continuing operations:
Deferred financing costs paid	(770)	(72)
Payments of long-term debt	(25,030)	(40,927)
Redemption of Class B unit holders	(116,850)	—
Dividends paid	(22,935)	(39,450)

Net cash used in financing activities of continuing operations	(165,585)	(80,449)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(140,946)	(3,870)

Cash flows from discontinued operations
Operating activities	9,081	24,083
Investing activities	(374)	(40,459)
Financing activities	158,228	(13,740)

Net increase / (decrease) in cash, cash equivalents and restricted cash from discontinued operations	166,935	(30,116)

Net increase / (decrease) in cash, cash equivalents and restricted cash	25,989	(33,986)

Cash, cash equivalents and restricted cash at beginning of period	38,199	71,297

Cash, cash equivalents and restricted cash at end of period	64,188	37,311

Supplemental cash flow information

Cash paid for interest	16,356	18,439
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	3,863	711
Capitalized dry docking costs included in liabilities	995	1,424
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos included in discontinued operations	—	43,958
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	58,688	19,367
Restricted cash - Non-current assets	5,500	17,944

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	64,188	37,311

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income/(loss) adjusted for depreciation and amortization expense, impairment of vessel, amortization of above market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income / (loss) for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2019	For the three-month period ended June 30, 2019	For the three-month period ended September 30, 2018
Partnership’s net income / (loss) from continuing operations	3,360	8,035	(21,720)

Adjustments to reconcile net income / (loss) to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	8,074	7,515	8,829
Amortization of above market acquired charters and straight-line revenue adjustments	1,270	1,304	1,409
Impairment of vessel	—	—	28,805

Operating Surplus from continuing operations	12,704	16,854	17,323

Add: Operating Surplus / (Deficit) from discontinued operations	34	(203)	10,037

Total Operating Surplus from operations	12,738	16,651	27,360

Capital reserve	(7,703)	(7,703)	(13,597)

Class B preferred units’ distributions[2]	—	—	(2,776)

Operating Surplus after capital reserve and Class B Preferred Units distribution	5,035	8,948	10,987

Decrease / (increase) in recommended reserves	801	(3,112)	(612)

Available Cash	5,836	5,836	10,375

[1]	Depreciation and amortization line item include the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.

[2]	All outstanding Class B Units were redeemed on March 27, 2019.